UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.                                          )

ON TRACK INNOVATIONS LTD.
(Name of Issuer)

Ordinary Shares, par value NIS 0.10 per share
(Title of class of Securities)

M8791A109
(CUSIP Number)

Marc B. Silk, 24 Hearthstone Drive, Medfield, MA 02052, 508-242-9479
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 30, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    [   ]

CUSIP No.:  M8791A109

1.	Names of Reporting Persons: C. Silk & Sons, Inc., d/b/a Silk Investment Advisors

2.	Check the Appropriate Box if a Member of a Group

(a)	[ ]

(b)	[ ]

3.	SEC Use Only:

4.	Source of Funds: OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6.	Citizenship or Place of Organization: Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person immediately after the transaction with:

7.	Sole Voting Power: 3,242,124

8.	Shared Voting Power: 0

9.	Sole Dispositive Power: 3,309,524

10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,309,524

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

13.	Percent of Class Represented by Amount in Row (11): 10.4%

14.	Type of Reporting Person: IA

Item 1.  Security and Issuer

The class of securities to which this statement relates is the Ordinary Shares, par value NIS 0.01 per share, of ON TRACK INNOVATIONS LTD., whose principal executive offices are located at P. O. BOX 32, ZHR INDUSTRIAL ZONE, ROSH PINA, ISRAEL L3.

Item 2.  Identity and Background

(a)	Name: C. Silk & Sons, Ltd., incorporated under the laws of the Commonwealth of Massachusetts

(b)	Principal business: Investment Adviser

(c)	Business address: 24 Hearthstone Drive, Medfield, MA 02052.

(d)	Reporting person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
Reporting person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been made subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of funds or Other Consideration

The shares that were acquired as of September 30, 2011 were acquired since the fall of 2006 primarily by brokerage clients, and secondarily by investment advisory clients, of reporting person with funds totaling approximately $8,332,540, the sources of which are unknown to reporting person.  Reporting person is currently in the process of converting his existing brokerage clients into investment advisory clients.  As the accounts are being converted, the shares in the converted accounts typically are attributed for the first time to reporting person because reporting person has discretion to vote and/or dispose of its clients’ shares once they are held in advisory accounts whereas reporting person did not have discretionary rights over most of his brokerage clients’ accounts.

Item 4.  Purpose of Transaction

The shares were not acquired by clients of reporting person, or by reporting person on behalf of its clients, for any particular purpose, but rather for general investment purposes.  Reporting person currently does not have any plans or proposals which relate to or would result in any of the transactions or circumstances set forth in the instructions to this Item 4 except as set forth immediately below:

Reporting person plans to make contact with the board of directors to discuss such matters as potential resignation or removal from the board, a potential search for a new chief executive officer, potential changes in some bonus structures for C level employees, and, if the board is uncooperative, potentially asking for a sale of the company or its assets at the appropriate time.

Item 5.  Interest in Securities of the Issuer

(a)	Reporting person, immediately after the transaction, beneficially owned 3,309,524 shares representing 10.4% of the ordinary shares outstanding.

(b)
Reporting person exercised sole voting power over 3,197,124, and sole dispositive power over 3,309,524, of the shares described in Item 5 (a) above.  Reporting person does not have any shared power to vote or dispose of shares.

(c)
In the last 60 days, reporting person purchased a total of 53,800 shares for a total purchase price of $86,169 in 23 transactions on behalf and for the account of 19 investment advisory clients in the open market at prices varying from $1.44 to $1.82 per share from August 12, 2011 to September 15, 2011.

(d)	The clients of reporting person have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described in this Item 5.

(e)	Reporting person has not ceased to be the beneficial owner of more than five percent of issuer’s ordinary shares.

Item 6.  Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships with reporting person described in the instructions to this Item 6.

Item 7.  Material to Be Filed as Exhibits

There are no exhibits to be filed pursuant to the instructions for this Item 7.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 12, 2011

C. Silk & Sons, Inc.
d/b/a Silk Investment Advisors

By /s/ Marc B. Silk
     Marc B. Silk, its President